August 8, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Angela Crane Martin James Kevin Kuhar

Re:	Maxwell Technologies, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File No. 001-15477

Dear Staff:

On behalf of Maxwell Technologies, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report (the “Filing”), which were included in your letter dated July 27, 2007 (the “Staff Letter”).

In this letter, we have reproduced your comments and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in this letter to “we,” “our” or “us” mean Maxwell Technologies, Inc.

Consolidated Statements of Cash Flows, page 52

1.	We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because of your use of the indirect method of determining cash flows from operating activities begins with loss from continuing operations rather than net loss as required by SFAS 95, paragraph 28. While we do not believe your presentation complies with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting methods (without referring to the correction of an error) provided that you comply with the following:

•

You change your presentation to address the point noted above and to comply with SFAS 95 in your next periodic report filed. If you expect to request effectiveness of a registration statement or mail a transactional proxy statement prior to filing this periodic report, you include the changed presentation in that registration/proxy statement prior to effectiveness.

Angela Crane

Martin James

Kevin Kuhar

August 8, 2007

•	You label either the column heading or the marginal heading as “revised” or “restated.” Characterizing the modification as “reclassified” will not suffice.

Response: The Company has reviewed its method and presentation of its cash flow statements and will implement the following:

■

Maxwell will begin its cash flow statement with net loss as required by SFAS 95 and classify cash flows from discontinued operations by activity — operating activities, investing activities or financing activities, if any — within the Consolidated Statement of Cash Flows. In connection with that future presentation, Maxwell will note on the Consolidated Statement of Cash Flows in our filing for the quarter ended June 30, 2007 the “revised” nature of the presentation for period of June 30, 2006 and in the same filing we will present in the footnotes to the June 30, 2007 condensed financial statements the revised consolidated statements of cash flows for the years ended December 31, 2004, 2005, 2006 and the three months ended March 31, 2006 and 2007 (refer to “Example Note A”).

■

Additionally, in the footnotes in our Form 10-Q for the quarter ended June 30, 2007 the Company will include a disclosure to show the specific line items that are effected in the revision for all the periods being revised (refer to “Example Note A”).

Angela Crane

Martin James

Kevin Kuhar

August 8, 2007

Example Note A

Presentation of Cash Flows beginning with Net Loss.

The Company had presented the consolidated statement of cash flows beginning with loss from continuing operations rather than net loss. SFAS 95 Statement of Cash Flows prescribes the use of net loss. Effective with the quarter ended June 30, 2007, the Company retroactively revised the consolidated statements of cash flows for the years ended December 31, 2004, 2005, 2006 and the three months ended March 31, 2006 and 2007 which are shown as follows:

MAXWELL TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2006 (Revised)	Year Ended December 31, 2005 (Revised)	Year Ended December 31, 2004 (Revised)	Three Months ended March 31, 2007 (Revised)	Three Months ended March 31, 2006 (Revised)
Operating activities:
Net Loss	$(16,495)	$(6,294)	$(9,075)	$(4,048)	$(7,451)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,811	3,548	3,553	981	888
Amortization	206	207	207	52	50
Amortization of debt discount and prepaid fees	3,616	100	—	904	904
Loss (gain) on embedded derivative liabilities	(1,980)	(800)	—	(1,499)	3,500
Pension benefit (loss)	(1,460)	(329)	(352)	64	(194)
Stock based compensation	2,710	361	—	1,177	936
Loss (gain) on sale of property and equipment	(80)	40	41	41	(66)
Shares issued for interest expense	778	—	—	—	—
Provision for losses on accounts receivable	89	(96)	212	3	73
Changes in operating assets and liabilities:
Trade and other accounts receivable	(2,549)	(489)	(861)	(885)	(937)
Inventories	(4,708)	(1,938)	(519)	(2,264)	(1,124)
Prepaid expenses and other assets	(762)	109	468	(349)	(386)
Deferred income taxes	268	(17)	597	(388)	—
Accounts payable and accrued liabilities	2,452	(18)	(2,556)	(1,460)	75
Accrued employee compensation	(105)	1,085	(104)	(114)	(104)
Net liabilities of discontinued operations	(464)	(519)	(449)	—	(164)

Net cash used in operating activities	(14,673)	(5,050)	(8,838)	(7,785)	(4,000)

Investing activities:
Purchases of property and equipment	(6,846)	(3,809)	(3,022)	(1,723)	(1,889)
Proceeds from sale of property and equipment	299	—	263	11	66
Redemptions of marketable securities	6,920	5,543	2,329	2,533	—
Purchases of marketable securities	(9,451)	(4,135)	(1,974)	—	(7,031)
Restricted cash	—	(8,000)	—	—	—

Net cash (used in) provided by investing activities	(9,078)	(10,401)	(2,404)	821	(8,854)

Financing activities:
Principal payments on long-term debt and short-term borrowings	(4,973)	(3,459)	(1,816)	(842)	(1,523)
Proceeds from long-term and short-term borrowings	7,158	25,374	2,448	1,092	1,523
Stock warrants	—	2,900	—	—	—
Deferred Borrowing Costs	—	(1,341)	—	—	—
Retirement of shares	(368)	—	—	(165)	—
Shares issued for interest expense	—	—	—	-	—
Net proceeds from issuance of Company stock	4,277	7,110	11,310	225	3,140

Net cash provided by financing activities	6,094	30,584	11,942	310	3,140

Increase (decrease) in cash and cash equivalents	(17,657)	15,133	700	(6,654)	(9,714)
Effect of exchange rate changes on cash and cash equivalents	56	(113)	256	(52)	(26)

Increase (decrease) in cash and cash equivalents	(17,601)	15,020	956	(6,706)	(9,740)
Cash and cash equivalents, beginning of period	25,760	10,740	9,784	8,159	25,760

Cash and cash equivalents, end of period	$8,159	$25,760	$10,740	$1,453	$16,020

Angela Crane

Martin James

Kevin Kuhar

August 8, 2007

The individual line items revised in the consolidated statements of cash flows for the six months ended June 30, 2006 the three months ended March 31, 2007 and 2006 and the years ended December 31, 2004, 2005, 2006 and are shown below:

(in thousands)

	Six Months Ended June 30, 2006 as reported	Revisions	Revised Six Months Ended June 30, 2006
Operating activities:
Loss from continuing operations	$(12,105)	$12,105	$—
Net Loss	$—	$(11,772)	$(11,772)
Net cash used in discontinued operations	$(89)	$89	$—
Net liabilities of discontinued operations	$—	$(422)	$(422)

	Three Months Ended March 31, 2007 as reported	Revisions	Revised Three Months Ended March 31, 2007
Operating activities:
Loss from continuing operations	$(4,048)	$4,048	$—
Net Loss	$—	$(4,048)	$(4,048)
Net cash used in discontinued operations	$—	$—	$—
Net liabilities of discontinued operations	$—	$—	$—

	Three Months Ended March 31, 2006 as reported	Revisions	Revised Three Months Ended March 31, 2006
Operating activities:
Loss from continuing operations	$(7,526)	$7,526	$—
Net Loss	$—	$(7,451)	$(7,451)
Net cash used in discontinued operations	$(89)	$89	$—
Net liabilities of discontinued operations	$—	$(164)	$(164)

	For the year ended December 31, 2006 as reported	Revisions	Revised For the year ended December 31, 2006
Operating activities:
Loss from continuing operations	$(16,300)	$16,300	$—
Net Loss	$—	$(16,495)	$(16,495)
Net cash used in discontinued operations	$(659)	$659	$—
Net liabilities of discontinued operations	$—	$(464)	$(464)

	For the year ended December 31, 2005 as reported	Revisions	Revised For the year ended December 31, 2005
Operating activities:
Loss from continuing operations	$(6,254)	$6,254	$—
Net Loss	$—	$(6,294)	$(6,294)
Net cash used in discontinued operations	$(559)	$559	$—
Net liabilities of discontinued operations	$—	$(519)	$(519)

	For the year ended December 31, 2004 as reported	Revisions	Revised For the year ended December 31, 2004
Operating activities:
Loss from continuing operations	$(9,808)	$9,808	$—
Net Loss	$—	$(9,075)	$(9,075)
Net cash provided by (used in) discontinued operations	$284	$(284)	$—
Net liabilities of discontinued operations	$—	$(449)	$(449)

Angela Crane

Martin James

Kevin Kuhar

August 8, 2007

Fair Value of Financial Instruments, page 55

2.	We see that you have recorded the fair value of the embedded conversion option and common stock warrants issued in conjunction with the December 2005 convertible debenture based on a Black-Scholes pricing model calculation. Please revise future filings to disclose the significant assumptions inherent in your Black-Scholes fair value calculation. Furthermore, we note that the convertible debentures and related warrants are subject to a registration rights agreement. Please revise future filing to disclose the maximum amount payable as a penalty under your registration rights agreements and how you have accounted for these provisions for this agreement.

Response: The Company has reviewed its footnote disclosure of its conversion options and common stock warrants and will undertake the following:

■

Beginning with our Form 10-Q for the quarter ended June 30, 2007, we will add to our disclosure the Black-Scholes assumptions used (refer to “Example Note B” below) and will continue to include this disclosure in future filings.

■

Beginning with our Form 10-Q for the quarter ended June 30, 2007 we will add to our disclosure a description of the penalty that we may incur if our currently effective registration statement relating to the shares underlying the debenture and warrants becomes ineffective and will continue to include this disclosure in future filings. We will also disclose a quantifiable penalty amount for a specific period (i.e. 30 days), refer to “Example Note C”. We do not accrue any liability for the penalty for not keeping the registration statement effective, as that outcome is not probable.

Example Note B

Note 7 – Convertible Debentures (ADD TO FOOTNOTE):

Maxwell may require that a specified amount of the principal of the Debentures be converted if certain conditions are satisfied for a period of 20 consecutive trading days. To determine a fair value of this forced conversion the Company applies a Z factor, which is a theoretical measurement of the probability of this occurrence. The Z factor used as of June 30, 2007 and 2006 was 16.9% and 37.6%, respectively, for forced conversion of 50% of the conversion option at 135% of the exercise price and 5.3% and 22.4%, respectively, for forced conversion of the remaining conversion option at 175% of the exercise price.

Angela Crane

Martin James

Kevin Kuhar

August 8, 2007

The fair value of the warrants and embedded conversion option is estimated on the balance sheet date using the Black-Scholes valuation model with the following assumptions:

(a) Black-Scholes Assumptions:	Convertible Debentures as of June 30,		Warrants as of June 30,
	2007	2006	2007	2006
Exercise price	$18.47	$19.00	$18.47	$19.00

Market price	$14.22	$19.63	$14.22	$19.63

Expected dividends	—	—	—	—

Expected volatility	50.0%	48.7%	50.7%	53.8%

Average risk-free interest rate	4.88%	5.12%	4.90%	5.11%

Expected term/life (in years)	2.5	3.5	3.5	4.5

Example Note C

Note 7 – Convertible Debentures: (ADD TO FOOTNOTE):

The Company shall pay to each holder of registrable securities related to the embedded conversion feature and warrants liquidated damages of 1.5% of the aggregate purchase price every 30th day after a maintenance failure of the registration of the securities. These damages continue each 30 days (pro rated) until the registration failure is cured. As of June 30, 2007, if the Company was not in compliance we would incur damages of $375,000 every 30 days until we cured the maintenance failure. In addition if the damages are not paid in 30 days after they are due the Company would incur interest of 1.0% per month on the outstanding damages.

Revenue Recognition, page 56

3.	We note on page 33 that you entered into a three year purchase order with a customer which includes “strategic pricing conditions on volume thresholds.” Please tell us how the timing and volume of products sold under the agreement impacts pricing considerations. Please tell us how you account for revenue recognized under variable pricing arrangements, specifically, how you determined the price was considered fixed and determinable as discussed in SAB 104. Please also revise future filings to disclose your policy for recognizing revenue under these arrangements.

Angela Crane

Martin James

Kevin Kuhar

August 8, 2007

Response: Under the contract that this statement pertains to, the Company invoices the customer at the lowest price in the contract based on the highest possible volume level the customer will achieve the volume in the defined period and accordingly, the lowest price. If the customer does not achieve the volume outlined in their contract the Company has the option to bill the customer based on our standard price. The Company would recognize any additional revenue from the customer if they do not achieve the volume targets; assuming delivery and acceptance has already occurred, when the time period for volume measurement expires and the additional revenue is fixed and determinable; and when collectibility is reasonable assured. At this time the Company is assessing if the customer has/will meet its contracted volume targets and if the Company will elect to invoice for any additional revenue if they have/will not meet those targets.

We will include the following additional disclosure in our Form 10-Q for the quarter ended June 30, 2007, and will continue to include this disclosure in future filings:

Revenue Recognition

……provided collectability is reasonably assured. If a volume discount is offered, revenue is recognized at the lowest price to the customer …….

4.	We note on page 37 that you sold product priced below production costs which required a reserve of approximately $325,000. Please tell us and revise future filings to disclose your policy for recognizing revenue and establishing inventory impairment charges when products are sold below production cost. Also confirm that inventory impairment charges establish a new cost basis for inventory and that charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. Further, please confirm that your policy complies with SAB Topic 5-BB and ARB 43 Chapter 4, Statement 5.

Response: On page 37 of our filing we made the following disclosure: We have received a customer order subsequent to December 31, 2005 that is priced below projected production costs and will require a reserve of approximately $352,000 in the first quarter of 2006. Additional reserves may be required against future orders depending on the degree to which we are able to reduce our product costs at the time orders are placed. The reserve that we are referring to above is for one specific customer to which we sell a single product below its current manufacturing cost. Please note that Maxwell additionally sells this same product to other customers above its manufacturing cost. Maxwell’s policy is to value its inventories at the lower of cost (on a first-in, first-out basis) or market. As a result of sales to this customer at a price

Angela Crane

Martin James

Kevin Kuhar

August 8, 2007

below cost, the inventory on hand that is estimated to be sold to this customer has been written down to its net realizable value. As a result of this lower of cost or market adjustment, the inventory related to this customer effectively has a new cost basis that will not be subsequently increased. As noted in the above disclosure, Maxwell will continue to monitor this inventory to assure that the carrying value of inventory is not increased over its cost basis.

We have noted your references to SAB Topic 5-BB and ARB 43 Chapter 4, Statement 5. ARB 43, Chapter 4, Statement 5 states: A departure from the cost basis of pricing the inventory is required when the utility of the goods is no longer as great as its cost. SAB Topic 5BB additionally states the following: The Staff believes that, pursuant to ARB No. 43, a write-down of inventory to the lower of cost or market at the end of a reporting period creates a new cost basis that cannot be subsequently increased based on changes in underlying facts and circumstances. Maxwell confirms that its policy is to value its inventories at the lower of cost or market. Additionally, Maxwell also confirms that once a lower of cost or market adjustment is recorded, the new cost basis for that inventory is not subsequently increased based upon changes in underlying facts and circumstances.

Our revenue recognition policy for this customer is consistent with our revenue recognition policy for other product revenue as stated in our Form 10-Q and 10-K. The policy is .....“Product revenue is recognized, according to the guidelines of SEC Staff Accounting Bulletin Numbers 101 Revenue Recognition in Financial Statements, and 104 Revenue Recognition, when title passes to the customer at either shipment from our facilities, or receipt at the customer facility, depending on shipping terms, provided collectability is reasonably assured”.....

We will include the following additional disclosure in our Form 10-Q for inventories the quarter ended June 30, 2007, and will continue to include this disclosure in future filings:

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Finished goods and work-in-process inventory values include the cost of raw materials, labor and manufacturing overhead. Inventory written down to market establishes a new cost basis and its value can not be subsequently increased based upon changes in underlying facts and circumstances.

Please direct your questions or additional comments to my attention at (858.503.3300). Thank you for your assistance.

Sincerely,

Maxwell Technologies

/s/ Tim Hart

Tim Hart,

Chief Financial Officer